Exhibit 99.1

Amdocs Limited Reports Fourth Quarter & Full Year Fiscal 2021 Results

Record Fiscal 2021 Revenue of $4.3 Billion, up 7.0% YoY(2)(3)

Record 12-Month Backlog of $3.7 Billion, up 10.5% YoY(2)

Issues Fiscal 2022 Guidance for Expected Revenue Growth Acceleration

Full Year Fiscal 2021 Highlights

(All comparisons are against the prior year)

•	Record revenue of $4,289 million, up 7.0% on a pro forma(2) basis in constant currency(3) and up 2.9% as reported, including record revenue of $2,791 million in North America

•	GAAP diluted EPS of $5.32, up 43.4% as reported including a gain from previously announced divestiture of OpenMarket

•	Non-GAAP diluted EPS of $4.81, up 9.8% on a pro forma(2) basis and 8.3% as reported

•	Free cash flow of $715 million, reflecting record-high annual cash collections, and comprised of cash flow from operations of $926 million, less $210 million in net capital expenditures and other(1)

•	Record normalized free cash flow of $869 million(1), equating to a conversion rate of roughly 140% compared to non-GAAP net income

•	Record twelve-month backlog of $3.69 billion, up approximately $100 million sequentially; on a pro forma(2) basis, twelve-month backlog was up 10.5% as compared to last year’s fourth fiscal quarter

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).

(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year and comparable fiscal year

(3)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period

(4)	Adjusted GAAP excludes the gain from the sale of OpenMarket, which was divested on December 31, 2020.

(5)	Assumes midpoint of full year fiscal 2022 pro forma revenue growth guidance of 6.0%-10% year-over-year, constant currency

Fourth Quarter Fiscal 2021 Highlights

(All comparisons are against the prior year’s fourth quarter)

•	Revenue of $1,087 million, up 10.2% on a pro forma(2) basis in constant currency(3) and up 3.3% as reported, including record revenue of $723 million in North America

•	GAAP diluted EPS of $0.97, above the midpoint of $0.91-$0.99 guidance range

•	Non-GAAP diluted EPS of $1.16, at the midpoint of the $1.13-$1.19 guidance range

•	GAAP operating income of $154 million; GAAP operating margin of 14.2%

•	Non-GAAP operating income of $190 million; non-GAAP operating margin of 17.5%, up 30 basis points while accelerating R&D investments

•

The board of directors approved a roughly 10% increase in the Company’s quarterly cash dividend payment from $0.36 per share to $0.395 per share, anticipated to be first paid in April 2022, subject to shareholder approval at the January 2022 annual meeting

JERSEY CITY, NJ – November 2, 2021 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the fourth fiscal quarter and full fiscal year ended September 30, 2021.

“I could not be prouder of our outstanding achievements in fiscal 2021, much of the credit for which belongs to our talented people worldwide. Over the last few years, we have been building Amdocs to support the next wave of growth, executing on our strategy of delivering market-leading innovation that is well aligned with the industry’s need for digital modernization, 5G monetization, journey to the cloud and network automation. We are at an exciting inflection point in our business as fiscal year 2021 revenue growth accelerated to 7.0% on a pro forma(2) constant currency(3) basis. We ended the year on a strong note, setting us up to continue to capture momentum as we enter fiscal year 2022. To that end, we are thrilled that AT&T has selected us for next-gen cloud operations of its business support systems evolution (BSSe) under a long-term agreement, on top of choosing our cloud-native products for the BSSe program earlier this year. We believe this reflects our relentless dedication to driving customer success across cloud journeys for the world’s leading communications service providers,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Amdocs continues to lead the industry with innovative platforms and exceptional delivery, as demonstrated by a record number of production milestones we achieved for our customers in Q4 and for the full 2021 fiscal year. Moreover, we delivered improved profitability in fiscal 2021 and achieved our best-ever level of cash collections. As a result, we delivered record normalized free cash flow generation of $869 million for fiscal 2021 and returned a similar amount to shareholders through share repurchases and quarterly cash dividend payments,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “As we look ahead to fiscal year 2022, we believe we are in the early innings of a multi-year 5G and cloud-driven investment and transformation cycle. We see a rich pipeline of opportunity across the communications industry to enable our customers to create amazing experiences for consumers and enterprises. We believe our advantaged competitive position, growing customer relationships, highly skilled talent and disruptive innovation approach will further extend our lead in the market. Tying it altogether, we expect to deliver accelerated revenue growth of roughly 8%(5) in fiscal 2022.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended		Fiscal year ended
	September 30, 2021		September 30, 2021
	Actual	Previous Guidance	Actual	Previous Guidance
Revenue	$1,087	$1,065 - $1,105	$4,289	—
Revenue growth, as reported(a)	3.3%	—	2.9%	2.3% - 3.3%
Pro forma(2) revenue growth, constant currency(3)	10.2%	—	7.0%	6.3% - 7.3%

•

Revenue for the fourth fiscal quarter was above the midpoint of Amdocs’ guidance, despite an unfavorable impact from foreign currency movements of approximately $5 million compared to our guidance assumptions

•	Revenue for the fourth fiscal quarter of 2021 includes an unfavorable impact from foreign currency movements of approximately $6 million relative to the third quarter of fiscal 2021

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended		Fiscal year ended
	September 30,		September 30,
	2021(a)	2020	2021(a)	2020
GAAP Measures
Net income	$123,525	$134,463	$688,374	$497,840
Diluted earnings per share	$0.97	$1.01	$5.32	$3.71
Non-GAAP Measures
Net income	$147,470	$162,716	$621,820	$595,758
Diluted earnings per share	$1.16	$1.23	$4.81	$4.44

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, gain from divestiture of OpenMarket, and other, net of related tax effects, in all the periods presented

•	In fiscal year 2021, the GAAP net income includes a gain from divestiture of OpenMarket, net of related tax effects, at the amount of $1.44 per share, which is excluded from the Non-GAAP net income

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: M&A Investments & Returning Cash to Shareholders

•	M&A Activity: On October 1, 2021, Amdocs completed the acquisition of Roam Digital, a digital consultancy agency in Southeast Asia Pacific, for $31 million in cash

•

Quarterly Cash Dividend Program: On November 2, 2021, the Board approved the Company’s next quarterly cash dividend payment of $0.36 per share and set December 31, 2021 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 28, 2022

•

The Board also approved a roughly 10% increase in the Company’s quarterly cash dividend payment to $0.395 per share, which is anticipated to be first paid in April 2022, provided that the increase is approved by shareholders at the January 2022 annual general meeting of shareholders

•	Share Repurchase Activity: Repurchased $140 million of ordinary shares during the fourth quarter of fiscal 2021

Twelve-month Backlog

Twelve-month backlog was a record $3.69 billion at the end of the fourth quarter of fiscal 2021, up approximately 10.5% on a pro forma(2) basis as compared to last year’s fourth fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

First Quarter Fiscal 2022 Outlook

In millions, except per share data Q1 2022
Revenue	$1,080-$1,120
GAAP diluted EPS	$0.91-$0.99
Non-GAAP diluted EPS	$1.15-$1.21

•	First quarter revenue guidance assumes approximately $2 million sequential unfavorable impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2021

•

First quarter Non-GAAP diluted EPS guidance excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.10-$0.12 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2022 Outlook

FY 2022, year-over- year growth
Revenue growth, as reported	3.7%-7.7%
Pro forma(2) revenue growth, constant currency(3)	6.0%-10.0%
GAAP diluted EPS growth	(23.0)%-(17.5)%
Adjusted GAAP diluted EPS growth(4)	6.0%-13.0%
Non-GAAP diluted EPS growth	6.3%-10.3%
Pro forma(2) non-GAAP diluted EPS growth	8.0%-12.0%

In millions
FY 2022,
Free cash flow(1)	~$500
Normalized free cash flow(1)	~$650

•	Full year fiscal 2022 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.3% year-over-year

•

Non-GAAP diluted earnings per share growth, and pro forma(2) non-GAAP diluted earnings per share growth, excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.45-$0.53 per share of equity-based compensation expense, and gain from divestiture of OpenMarket, net of related tax effects in the previous fiscal year 2021. Adjusted GAAP diluted earnings per share growth, excludes gain from divestiture of OpenMarket, net of related tax effects in the previous fiscal year 2021

•	Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other

•	Normalized free cash flow excludes expected capital expenditure of $131 million related to the new campus development in Israel, and other items

Our first fiscal quarter 2022 and full year fiscal 2022 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on November 2, 2021 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2021 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 9941807. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(3) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our 28,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.3 billion in fiscal 2021.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021 and for the second quarter of fiscal 2021 on May 24, 2021 and for the third quarter of fiscal 2021 on August 16, 2021.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2021(a)	2020	2021(a)	2020

Revenue	$1,087,309	$1,052,948	$4,288,640	$4,169,039
Operating expenses:
Cost of revenue	707,366	703,556	2,810,967	2,755,563
Research and development	81,324	75,843	312,941	282,042
Selling, general and administrative	126,015	106,352	487,255	458,539
Amortization of purchased intangible assets and other	18,274	20,259	78,784	78,137

	932,979	906,010	3,689,947	3,574,281

Operating income	154,330	146,938	598,693	594,758
Interest and other (expense), net	(1,099)	(6,377)	(10,797)	(11,436)
Gain from sale of a business	—	—	226,410	—

Income before income taxes	153,231	140,561	814,306	583,322
Income taxes	29,706	6,098	125,932	85,482

Net income	$123,525	$134,463	$688,374	$497,840

Basic earnings per share	$0.98	$1.02	$5.36	$3.73

Diluted earnings per share	$0.97	$1.01	$5.32	$3.71

Basic weighted average number of shares outstanding	125,923	132,330	128,495	133,590

Diluted weighted average number of shares outstanding	126,820	132,661	129,284	134,232

Cash dividends declared per share	$0.36	$0.3275	$1.4075	$1.2675

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2021(a)	2020	2021(a)	2020

Revenue	$1,087,309	$1,052,948	$4,288,640	$4,169,039
Non-GAAP operating income	190,195	181,082	750,665	715,022
Non-GAAP net income	147,470	162,716	621,820	595,758
Non-GAAP diluted earnings per share	$1.16	$1.23	$4.81	$4.44
Diluted weighted average number of shares outstanding	126,820	132,661	129,284	134,232

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2021	2020	2021	2020

Net Cash Provided by Operating Activities(a)	$199,713	$204,680	$925,807	$658,136
Purchases of property and equipment, net (c)	(60,873)	(59,555)	(210,438)	(205,510)

Free Cash Flow	138,840	145,125	715,369	452,626
Tax payment on sale of business(b)	809	—	39,596	—
Payments of acquisition related liabilities	—	—	13,234	9,417
Payments for previously expensed restructuring charges	—	214	—	2,143
Net capital expenditures related to the new campus development	32,801	15,975	100,680	62,727

Normalized Free Cash Flow	$172,450	$161,314	$868,879	$526,913

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
(c)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $328 and $194 for the Fiscal year ended September 30, 2021 and 2020, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended September 30, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP

Operating expenses:
Cost of revenue	$707,366	$—	$(6,148)	$(3,285)	$—	$—	$697,933
Research and development	81,324	—	(1,145)	—	—	—	80,179
Selling, general and administrative	126,015	—	(7,013)	—	—	—	119,002
Amortization of purchased intangible assets and other	18,274	(18,274)	—	—	—	—	—

Total operating expenses	932,979	(18,274)	(14,306)	(3,285)	—	—	897,114

Operating income	154,330	18,274	14,306	3,285	—	—	190,195

Interest and other (expense), net	(1,099)	—	—	—	(4,360)	—	(5,459)

Income taxes	29,706	—	—	—	—	7,560	37,266

Net income	$123,525	$18,274	$14,306	$3,285	$(4,360)	$(7,560)	$147,470

	Three months ended September 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$703,556	$—	$(4,981)	$(4,021)	$—	$—	$694,554
Research and development	75,843	—	(821)	—	—	—	75,022
Selling, general and administrative	106,352	—	(4,062)	—	—	—	102,290
Amortization of purchased intangible assets and other	20,259	(20,259)	—	—	—	—	—

Total operating expenses	906,010	(20,259)	(9,864)	(4,021)	—	—	871,866

Operating income	146,938	20,259	9,864	4,021	—	—	181,082

Interest and other (expense) income, net	(6,377)	—	—	—	(600)	—	(6,977)

Income taxes	6,098	—	—	—	—	5,291	11,389

Net income	$134,463	$20,259	$9,864	$4,021	$(600)	$(5,291)	$162,716

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,810,967	$—	$(22,691)	$(18,939)	$—	$—	$—	$2,769,337
Research and development	312,941	—	(4,021)	—	—	—	—	308,920
Selling, general and administrative	487,255	—	(27,537)	—	—	—	—	459,718
Amortization of purchased intangible assets and other	78,784	(78,784)	—	—	—	—	—	—

Total operating expenses	3,689,947	(78,784)	(54,249)	(18,939)	—	—	—	3,537,975

Operating income	598,693	78,784	54,249	18,939	—	—	—	750,665

Interest and other (expense), net	(10,797)	—	—	—	—	(5,046)	—	(15,843)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	125,932	—	—	—	—	—	(12,930)	113,002

Net income	$688,374	$78,784	$54,249	$18,939	$(226,410)	$(5,046)	$12,930	$621,820

	Fiscal year ended September 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,755,563	$—	$(20,005)	$307	$—	$—	$2,735,865
Research and development	282,042	—	(3,058)	—	—	—	278,984
Selling, general and administrative	458,539	—	(19,371)	—	—	—	439,168
Amortization of purchased intangible assets and other	78,137	(78,137)	—	—	—	—	—

Total operating expenses	3,574,281	(78,137)	(42,434)	307	—	—	3,454,017

Operating income	594,758	78,137	42,434	307	—	—	715,022

Interest and other (expense) income, net	(11,436)	—	—	—	(600)	—	(12,036)

Income taxes	85,482	—	—	—	—	21,746	107,228

Net income	$497,840	$78,137	$42,434	$307	$(600)	$(21,746)	$595,758

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2021	September 30, 2020
ASSETS
Current assets
Cash and cash equivalents	$709,064	$983,188
Short-term interest-bearing investments	256,527	752
Accounts receivable, net, including unbilled of $162,278 and $175,548, respectively	866,819	861,033
Prepaid expenses and other current assets	235,089	229,604

Total current assets	2,067,499	2,074,577
Property and equipment, net	698,768	607,951
Lease assets	233,162	295,494
Goodwill and other intangible assets, net	2,881,676	2,874,979
Other noncurrent assets	630,669	488,620

Total assets	$6,511,774	$6,341,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,007,777	$930,259
Short-term financing arrangement	—	100,000
Lease liabilities	58,714	59,100
Deferred revenue	237,374	126,841

Total current liabilities	1,303,865	1,216,200
Lease liabilities	177,906	230,076
Long-term debt, net of unamortized debt issuance costs	644,553	644,023
Other noncurrent liabilities	750,266	586,167
Total Amdocs Limited Shareholders’ equity	3,592,675	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,635,184	3,665,155

Total liabilities and equity	$6,511,774	$6,341,621

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2021	2020
Cash Flow from Operating Activities:
Net income(a)	$688,374	$497,840
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	208,830	198,409
Amortization of debt issuance costs	548	144
Equity-based compensation expense	54,249	42,434
Gain from sale of a business	(226,410)	—
Deferred income taxes	(50,605)	30,239
Loss from short-term interest-bearing investments	1,726	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(69,051)	134,584
Prepaid expenses and other current assets	(17,041)	(10,815)
Other noncurrent assets	(50,038)	(23,329)
Lease assets and liabilities, net	9,630	(7,881)
Accounts payable, accrued expenses and accrued personnel	122,224	(190,354)
Deferred revenue	193,655	(15,184)
Income taxes payable, net	26,814	(9,281)
Other noncurrent liabilities	32,902	11,330

Net cash provided by operating activities	925,807	658,136

Cash Flow from Investing Activities:
Purchase of property and equipment, net (c)	(210,438)	(205,510)
Proceeds from sale of short-term interest-bearing investments	18,205	—
Purchase of short-term interest-bearing investments	(276,978)	(753)
Net cash paid for business and intangible assets acquisitions	(142,697)	(249,358)
Net cash received from sale of a business	288,990	—
Other	(6,082)	(6,104)

Net cash used in investing activities	(329,000)	(461,725)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	450,000
Payments under financing arrangements	(100,000)	(350,000)
Proceeds from issuance of debt, net	—	643,919
Repurchase of shares	(679,996)	(360,912)
Proceeds from employee stock options exercises	89,056	97,850
Payments of dividends	(177,472)	(164,061)
Payment of contingent consideration from a business acquisition	(2,519)	(1,411)
Other	—	(240)

Net cash (used in) provided by financing activities	(870,931)	315,145

Net (decrease) increase in cash and cash equivalents	(274,124)	511,556
Cash and cash equivalents at beginning of period	983,188	471,632

Cash and cash equivalents at end of period	$709,064	$983,188

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2021(a)	June 30, 2021(a)	March 31, 2021(a)	December 31, 2020	September 30, 2020
North America	$722.8	$686.1	$679.1	$703.4	$681.6
Europe	146.8	155.7	148.8	171.6	165.3
Rest of the World	217.7	224.5	220.8	211.3	206.0

Total Revenue	$1,087.3	$1,066.3	$1,048.7	$1,086.3	$1,052.9

	Three months ended
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Managed Services Revenue	$637.5	$650.5	$634.6	$623.7	$610.5

	As of
	September 30, 2021(d)	June 30, 2021(d)	March 31, 2021(d)	December 31, 2020(d)	September 30, 2020
12-Month Backlog	$3,690	$3,590	$3,540	$3,490	$3,620

(d)	Excludes OpenMarket, which we divested on December 31, 2020

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